Schering AG and Sonus Pharmaceuticals announce global licensing agreement for anti-cancer product TOCOSOL(r) Paclitaxel

Berlin, Germany and Bothell, Washington, October 18, 2005 - Schering AG (FDE: SCH, NYSE: SHR) and Sonus Pharmaceuticals, Inc. (NASDAQ: SNUS) today announced that they have signed an agreement granting Schering an exclusive, worldwide license to Sonus' TOCOSOL(r) Paclitaxel anti-cancer product.

TOCOSOL Paclitaxel has shown promising safety and anti-tumor activity in Phase 2 clinical trials in a variety of solid tumors, and the product is currently in a Phase 3 pivotal study for the potential treatment of metastatic breast cancer. Schering and Sonus expect to submit a New Drug Application (NDA) for this indication by the end of 2007.

Under the terms of the agreement Schering will take approximately 15% equity investment in Sonus Pharmaceuticals, Inc., which will also receive an upfront fee, milestone payments and royalties. The license agreement is subject to Hart Scott Rodino regulatory clearance.

"The collaboration with Sonus Pharmaceuticals strategically complements our innovative and extensive internal pipeline of systemic and targeted cancer therapies and reinforces our strong commitment to oncology, " said Carlo Montagner, Head of Schering AG's Global Business Unit Oncology. "We believe that the chemotherapy market will remain a growing market for the future years, particularly the taxane segment. As of today, there is a significant unmet medical need for more convenient, highly efficacious chemotherapy treatments with an improved and therefore more acceptable tolerability profile, resulting in more patients receiving optimal therapy. TOCOSOL Paclitaxel may deliver all these benefits."

"We are delighted to have reached this agreement with a leading global player in the pharmaceutical industry," said Michael A. Martino, president and chief executive officer of Sonus Pharmaceuticals. "Schering's global capabilities in clinical and regulatory development, strategic marketing, sales, and manufacturing are world-class and combined with their commitment to the growth of their Oncology Business makes them an outstanding partner for Sonus. Schering shares in our belief that TOCOSOL Paclitaxel has solid competitive advantages that could differentiate it from other taxane products, and our two companies are committed to working together to leverage global development investments to maximize the clinical and commercial success of the product."


About TOCOSOL Paclitaxel

TOCOSOL Paclitaxel is a vitamin E-based emulsion formulation that allows a dose of paclitaxel to be delivered in a 15-minute infusion. Paclitaxel is a member of the taxane group of anti-cancer drugs and is the active ingredient in approved drug products that are used to treat many forms of cancer. Utilizing Sonus' novel TOCOSOL technology, TOCOSOL Paclitaxel delivers nearly 70 percent more active paclitaxel compared to an equal dose of Taxol(r), as demonstrated in a clinical pharmacology study that was presented at the 2005 American Society of Clinical Oncology (ASCO) annual meeting. Additionally, TOCOSOL Paclitaxel is cremaphor-free, which allows for shorter infusion times and may improve patient tolerability and reduce treatment-limiting side effects.

Sonus completed a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration in June 2005 for a pivotal Phase 3 trial of TOCOSOL Paclitaxel in metastatic breast cancer. This trial was initiated by Sonus in September 2005. The two-arm randomized study will compare weekly dosing of TOCOSOL Paclitaxel to Taxol. Patients will be enrolled in the Phase 3 trial at approximately 150 clinical sites in North America, Western and Eastern Europe, South Africa and Israel.

Sonus is currently conducting an ongoing Phase 2 study of TOCOSOL Paclitaxel in metastatic breast cancer, which has shown a confirmed objective response rate of 53% (investigator reported) in 47 patients. Patient follow-up in the study is continuing for time-to-progression and survival duration. Results for this trial will be updated at the San Antonio Breast Cancer Symposium in early December 2005. Additional Phase 2 studies of TOCOSOL Paclitaxel, presented at the ASCO 2004 annual meeting, demonstrate objective response rates of 21% in 42 patients with non-small cell lung cancer, 33% in 27 patients with bladder cancer and 39% in 51 patients with ovarian cancer. Based on these encouraging Phase 2 results, Schering and Sonus will explore the potential to expand the use of TOCOSOL Paclitaxel to multiple indications to support the life cycle management of the product.

About Schering AG

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. In Oncology, Schering AG maintains a prominent leadership position by offering a range of hematological and solid tumor treatments. Schering AG is strongly invested in bringing to market an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people with cancer. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

About Sonus Pharmaceuticals

Headquartered near Seattle, Washington, Sonus Pharmaceuticals, Inc. is focused on the development of therapeutic drugs that may offer improved administration, safety, tolerability and effectiveness for the treatment of cancer and related conditions. For additional information on Sonus, including news releases, please visit www.sonuspharma.com.


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61, frank.richtersmeier@schering.de

Your contacts at Sonus Pharmaceuticals, Inc.:
Investor Contacts:
Pamela Dull, Director, Investor Relations, T: +1 425 487-9500, Ext. 255; Doug Sherk, EVC Group, T: +1 415 652-9100
Media Contacts: EVC Group, Sheryl Seapy, T: +1 949 608-0841


Find additional information at: www.schering.de/eng